SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Initial filing as to Lyr, Ltd. and Amendment No. 15
as to Mr. William T. Comfort, III)

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Lyr, Ltd., a Bermuda corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,000,000 shares issuable upon conversion of 2,000,000 shares of Series A Preferred Stock, except that William T. Comfort, III, Chairman of Lyr, Ltd., may be deemed to have sole voting power with respect to such shares
		8	SHARED VOTING POWER

0
		9	SOLE DISPOSITIVE POWER

2,000,000 shares issuable upon conversion of 2,000,000 shares of Series A Preferred Stock, except that William T. Comfort, III, Chairman of Lyr, Ltd., may be deemed to have sole dispositive power with respect to such shares
		10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

17.3%
14	TYPE OF REPORTING PERSON

CO

*Mr. Comfort disclaims beneficial ownership of the 2,000,000 shares issuable upon conversion of Series A Preferred shares (“Preferred Stock”) held by the Lyr, Ltd. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Issuer and is entitled to vote on all matters and is entitled to the number of votes equal to the number of shares of the Company’s common stock into which each share of Preferred Stock is convertible.

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Mr. William T. Comfort, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

4,668,641[1]
		8	SHARED VOTING POWER

2,830,208[2]
		9	SOLE DISPOSITIVE POWER

4,668,641[1]
		10	SHARED DISPOSITIVE POWER

2,830,208[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,498,849[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

65.0%
14	TYPE OF REPORTING PERSON

IN

1. Includes 1,171,206 shares of Issuer Common Stock held of record by Mr. Comfort, 1,497,435 shares of Issuer Common Stock held of record by 65 BR Trust and 2,000,000 shares issuable upon the conversion of Issuer Series A Preferred Stock held of record by Lyr, Ltd., for all of which Mr. Comfort has sole voting and dispositive power. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust. Mr. Comfort also disclaims beneficial ownership of any of the Preferred Stock held by Lyr, Ltd.

2. Includes 2,830,208 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner.

3. Includes 1,171,206 shares of Issuer Common Stock held of record by Mr. Comfort, 1,497,435 shares of Issuer Common Stock held of record by 65 BR Trust and 2,000,000 shares issuable upon the conversion of Issuer Preferred Stock held of record by Lyr, Ltd., for all of which Mr. Comfort has sole voting and dispositive power. Also includes 2,830,208 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust. Mr. Comfort also disclaims beneficial ownership of any of the Preferred Stock held by Lyr, Ltd.

This is the initial filing of Schedule 13D for Lyr, Ltd. and is Amendment No. 15 to Schedule 13D, which amends and supplements the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008 March 19, 2010, April 14, 2010, April 20, 2010, June 3, 2011, November 21, 2011, November 29, 2011 and December 9, 2011 with respect to events occurring on October 17, 2012 and is filed in connection with the Series A Preferred Stock financing of Lyris, Inc. on October 17, 2012. Mr. Comfort and Lyr Ltd. are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 1. Security and Issuer

This statement related to shares of the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”)

Item 2. Identity and Background

(a) This statement is filed by Lyr Ltd. and William T. Comfort, III. Mr. Comfort is the Chairman of Lyr Ltd. and may be deemed to have sole power to vote and dispose of shares of the Issuer directly held by Lyr Ltd.

(b) The address of the principal business office for each of the Reporting Persons is 127-131 Sloane Street, 4th Floor, Liscartan House, London, SW1X 9AS, United Kingdom.

(c) The primary business of Lyr Ltd. is to make investments in private and public companies. Mr. Comfort is principal of Conversion Capital Partners, Ltd., an investment fund headquartered in London

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lyr Ltd. is a Bermuda corporation. Mr. Comfort is a U. S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

On October 17, 2012, Lyr, Ltd., a Bermuda Corporation , of which Mr. Comfort is Chairman, acquired, 2,000,000 shares of the Issuer’s Series A Preferred Stock in a private purchase. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Issuer and is entitled to vote on all matters and is entitled to the number of votes equal to the number of shares of the Company’s common stock into which each share of Preferred Stock is convertible. The aggregate purchase price of $2,000,000 was paid from the working capital funds of Lyr, Ltd. Mr. Comfort has sole voting an dispositive power of such shares held by Lyr, Ltd.

Item 4. Purpose of Transaction

The purchase by Lyr, Ltd. is for investment purposes only. Neither Mr. Comfort nor the Lyr, Ltd. has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction.

Item 5. Interest in Securities of the Issuer

(a) Mr. Comfort may be deemed to beneficially own in the aggregate 7,498,849 shares of Common Stock of the Issuer, which amount includes 2,000,000 shares issuable upon the conversion of the Series A Preferred Stock of the Issuer held by Lyr Ltd., representing approximately 65.0% of the outstanding shares of Common and Preferred Stock of the Issuer.

(b)

     (1) Of the 2,668,641 shares of Common Stock and 2,000,000 shares issuable upon the conversion of Series A Preferred Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, 1,171,206 shares of Common Stock are held of record by Mr. Comfort, 1,497,435 shares of Common Stock are held by 65 BR Trust and 2,000,000 shares of Series A Preferred Stock are held by Lyr, Ltd. Mr. Comfort expressly disclaims beneficial ownership of the 1,497,435 shares of Common Stock held by 65 BR Trust and the 2,000,000 shares of Preferred Stock held by Lyr, Ltd., and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

     (2) Of the 2,830,208 shares of Common Stock of the Issuer of which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the LDN Stuyvie Partnership.

(c) October 17, 2012, Lyr, Ltd. acquired 2,000,000 shares of the Issuer’s Series A Preferred Stock in a private purchase at a price of $2.50 per share. Mr. Comfort is Chairman of Lyr, Ltd. and has voting and dispositive power over the shares of the Issuer’s Preferred Stock held by Lyr, Ltd. but expressly disclaims beneficial ownership of those shares, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares. On October 17, 2012, Mr. Comfort also acquired 96,459 shares of the Company’s common stock in accordance with the terms of a Conversion Agreement by and between the Issuer and Mr. Comfort, dated October 17, 2012 (“Conversion Agreement”). The issuance was made in satisfaction of $197,741 in interest that the Issuer owed to Mr. Comfort under that certain Reimbursement and Security Agreement dated as of August 31, 2011 by and between the Issuer and Mr. Comfort with respect to Mr. Comfort’s guarantee of the Issuer’s revolving loan with Comerica Bank. The interest was converted into Common Stock at a conversion price of $2.05 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Statement of William T. Comfort, III and Lyr, Ltd., dated October 26, 2012

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lyr, Ltd.

Dated:	October 29, 2012	By:	/s/ William T. Comfort, III
William T. Comfort, III
Investment Advisor

WILLIAM T. COMFORT, III

Dated:	October 29, 2012		/s/ William T. Comfort, III